Exhibit 12.1

UNITED COMMUNITY BANKS, INC.
RATIO OF EARNINGS TO FIXED CHARGES (Regulation S-K 503 (d))

		12/31/10		12/31/09		12/31/08		12/31/07		12/31/06

EARNINGS
+	Pre-tax (loss) income from continuing operations	(432,292)		(319,499)		(101,811)		88,974		107,777
+	Fixed charges	116,686		176,574		230,528		277,614		209,871
+	Amortization of capitalized interest	-		-		-		-		-
-	Capitalized interest	-		-		-		-		-
-	Preferred TARP dividends (pre-tax equivalent)	(13,846)		(13,846)		(962)		-		-
-	Preferred TARP accretion (pre-tax equivalent)	(2,004)		(1,890)		(127)		-		-
-	Preferred dividends (pre-tax equivalent)	(20)		(22)		(24)		(28)		(30)
	Total earnings	(331,476)		(158,683)		127,604		366,560		317,618
	Interest on deposits	81,732		141,377		198,301		229,591		169,297
	Total earnings exc. deposit int.	(413,208)		(300,060)		(70,697)		136,969		148,321

FIXED CHARGES
+	Interest expensed	100,071		159,734		228,265		276,434		208,815
+	Interest capitalized	-		-		-		-		-
+	Interest included in rental expense	745		1,082		1,150		1,152		1,026
+	Preferred TARP dividends (pre-tax equivalent)	13,846		13,846		962		-		-
+	Preferred TARP accretion (pre-tax equivalent)	2,004		1,890		127		-		-
+	Preferred dividends (pre-tax equivalent)	20		22		24		28		30
	Total fixed charges	116,686		176,574		230,528		277,614		209,871
	Interest on deposits	81,732		141,377		198,301		229,591		169,297
	Total fixed charges exc. deposit int.	34,954		35,197		32,227		48,023		40,574

RATIO OF EARNINGS TO FIXED CHARGES
	Including interest on deposits	(2.84	) x	(.90	) x	.55	x	1.32	x	1.51	x
	Excluding interest on deposits	(11.82	) x	(8.53	) x	(2.19	) x	2.85	x	3.66	x

	DEFICIENCY (503(d) 1(A)) with deposit int	448,162		335,257		102,924		-		-
	DEFICIENCY (503(d) 1(A)) without deposit int	448,162		335,257		102,924		-		-